June 10, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tom Kluck and Kristina Aberg

Re:	Kennedy-Wilson Holdings, Inc.

Amendment No. 2 on Form S-1 to Registration Statement on Form S-3

Filed June 8, 2010

File No. 333-164926

Ladies and Gentlemen:

The undersigned respectively requests that the effective date of the above-referenced Registration Statement be accelerated to 2:00 p.m. (Eastern Time) on June 11, 2010, or as soon thereafter as practicable.

Kennedy-Wilson Holdings, Inc. (the “Company”) hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kennedy-Wilson Holdings, Inc.

By:	/s/ Freeman Lyle
Name:	Freeman Lyle
Title:	Chief Financial Officer